UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):         ☒ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR
☐ Form N-CSR
For Period Ended: December 31, 2011
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Frontier Beverage Company, Inc.
Full Name of Registrant

Former Name if Applicable
1837 Harbor Avenue, PO Box 13098
Address of Principal Executive Office (Street and Number)
Memphis, Tennessee 38113
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Frontier Beverage Company, Inc. (the “Company”) could not file its Annual Report on Form 10-K for the year ended December 31, 2011 (“Annual Report”) within the prescribed time period without unreasonable effort or expense due to unanticipated delays in assembling all information required to prepare, and be included, in the Annual Report, including, without limitation, the Company’s financial statements for 2011.

PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey M. McPhaul	972	955-3600
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒   No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates that net loss decreased by $416,441 to $630,666 for 2011 from $1,047,107 in 2010. Total revenues decreased by $159,112 to $259,245 for 2011 from $418,357 for 2010. This decrease was directly attributable to the elimination of the Company's beverage product lines and was only partially offset by the addition of the UpSnax product line.  Cost of goods sold decreased $13,398 to $235,339 in 2011 from $248,737 in 2010, or approximately 5.4%, from year ended December 31, 2011 compared to the year ended December 31, 2010. Operating expenses decreased by $744,474 to $458,514 for 2011 from $1,202,988 in 2010 as a result of $167,130 in beverage inventory that was written off by the Company and decreased professional and consulting fees.

Frontier Beverage Company, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2012	By:	/s/ Terry Harris
Name: Terry Harris Title: President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).